UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
**Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

For the monthly distribution period from <u>September 1, 2006 to September 30, 2006</u>

Commission File Number of issuing entity: <u>333-131213-20</u>

RALI Series 2006-QO7 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131213

Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QO7, in the classes specified herein	[___]	[___]	[_X_]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No ___

PART I – DISTRIBUTION INFORMATION

ITEM 1 – DISTRIBUTION AND POOL PERFORMANCE INFORMATION.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement dated September 29, 2006 relating to the RALI Series 2006-QO7 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates"), and related Prospectus dated August 8, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QO7 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class II-A-3, Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4, Class X1, Class X2, Class X3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates.

PART II – OTHER INFORMATION

ITEM 2 – LEGAL PROCEEDINGS.

Nothing to report.

ITEM 3 – SALES OF SECURITIES AND USE OF PROCEEDS.

Nothing to report.

ITEM 4 – DEFAULTS UPON SENIOR SECURITIES.

Nothing to report.

ITEM 5 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Nothing to report.

ITEM 6 – SIGNIFICANT OBLIGORS OF POOL ASSETS.

Inapplicable.

ITEM 7 – SIGNIFICANT ENHANCEMENT PROVIDER INFORMATION.

Nothing to report.

ITEM 8 – OTHER INFORMATION.

Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

The original Form 8-K, filed on October 13, 2006, was amended by Form 8-K/A, filed on October 18, 2006, to replace the Confirmations, each dated as of September 29, 2006 between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QO7 Trust, and UBS AG, previously filed with respect to the Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QO7.

ITEM 9 – EXHIBITS.

(a)   Documents filed as part of this report.

Exhibit 99.1   October 2006 Monthly Statement to Certificateholders

(b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of September 1, 2006, and the Standard Terms of Pooling and Servicing Agreement, dated as of March 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Corporation, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.1 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 13, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of September 29, 2006, between Residential Funding Corporation and Residential Accredit Loans, Inc. (incorporated by reference to Exhibit 10.2 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 13, 2006).

Exhibit 10.3   Confirmation, dated as of September 29, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QO7 Trust, and UBS AG (incorporated by reference to Exhibit 10.2 included in the Report on Form 8-K/A filed by the Issuing Entity with the Securities and Exchange Commission on October 18, 2006).

Exhibit 10.4   Confirmation, dated as of September 29, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QO7 Trust, and UBS AG (incorporated by reference to Exhibit 10.3 included in the Report on Form 8-K/A filed by the Issuing Entity with the Securities and Exchange Commission on October 18, 2006).

Exhibit 99.1   October 2006 Monthly Statement to Certificateholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 25, 2006

RALI Series 2006-QO7 Trust
(Issuing entity)

By: Residential Funding Company, LLC, as
Master Servicer

By:_____
Name: Darsi Meyer
Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS